                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name into English)

                              No. 8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X                           Form 40-F
               -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                                      No    X
         -------                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                 TSMC Board of Directors Proposes NT$2 Dividend
                 Including NT$1.4 Stock and NT$0.6 Cash Dividend

Hsin-Chu Science Park, Taiwan, February, 17 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today held a meeting of the Board of Directors, at which the Board adopted a proposal recommending distribution of a dividend of NT$2 per common share, including a stock dividend of NT$1.4 per share and a cash dividend of NT$0.6 per share. The proposal will be discussed and brought to a vote at the Company's regular shareholders' meeting scheduled for May 11, 2004.

TSMC Spokesperson and Vice President Ms. Lora Ho noted that, at its meeting, the Board of Directors also:

1. Approved the 2003 Business Report and Financial Statements. Revenue for 2003 totaled NT$201,904 million and net income was NT$47,259 million, with earnings per share of NT$2.33.

2.   Approved a proposal for distribution of 2003 profits :

     (1) A dividend of NT$2 per share will be proposed to the common shareholders, including a stock dividend of NT$1.4 per share and a cash dividend of NT$0.6 per share.

     (2) Cash dividends of NT$184 million will be proposed to the Preferred A shareholders.

     (3) Employees' profit sharing will be distributed in both stock and cash. Profit sharing will amount to NT$2,726 million distributed in stock at par value and NT$681 million distributed in cash.

     (4) After the distribution, the Company's paid-in capital will be increased from NT$202,666,189,840 to NT$233,765,970,050.

3. Approved the 2004 R&D Projects and Sustaining Capital Appropriation of NT$6,188 million.

4. Approved a capital appropriation in the amount of US$311 million for expanding the capacity of 90nm copper process lines of Fab 12 (Phase II).

5. Approved scheduling of the 2004 Regular Shareholders' Meeting for 9:30 a.m. on May 11, 2004 at the Auditorium in the Activity Center of the Hsinchu Science Park.

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6.   Approved the promotion of Mr. P. H. Chang as Vice President of Human
     Resources for TSMC.

                                      # # #

TSMC Spokesperson:

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng                Mr. Jesse Chou                Mr. Richard Chung
PR Department Manager,        TSMC PR Manager, TSMC         PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)       Tel:886-3-666-5029 (O)        Tel:886-3-6666-5038 (O)
     886-928-882-607(Mobile)      886-932-113-258(Mobile)       886-911-258-751(Mobile)
Fax: 886-3-567-0121           Fax:03-5670121                Fax:03-5670121
E-mail: jhtzeng@tsmc.com      E-Mail: jhchoua@tsmc.com      E-Mail: cychung@tsmc.com

This is to report Board of Directors of Taiwan Semiconductor Manufacturing Company Ltd. approved scheduling of the 2004 Regular Shareholders' Meeting for 9:30 a.m. on May 11, 2004 at the Auditorium in the Activity Center of the Hsinchu Science Park. Meeting Agenda is as follows:

   I.  Report Items

       1.To report the business of 2003

       2.Supervisors' review report

       3.To report the status of acquisition or disposal of assets with related parties for 2003

       4.To report the status of guarantee provided by TSMC as of the end of
         2003

   II. Proposed Resolutions

       1.To accept 2003 Business Report and Financial Statements

       2.To approve the proposal for distribution of 2003 profits

       3.To approve the capitalization of 2003 dividends and employee profit sharing

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: February 17, 2004          By  /s/ Lora Ho
                                     -----------------------------------
                                     Lora Ho
                                     Vice President & Chief Financial Officer